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                                                                   Exhibit 99.11

                              [Zapata Letterhead]

June 13, 1997


VIA FAX NO. (630) 571-0959

F. Edward Gustafson
Chairman of the Board,
   Chief Executive Officer and President
Envirodyne Industries, Inc.
701 Harger Road, Suite 190
Oak Brook, IL 60521

Dear Ed:

Zapata, as a 40% shareholder in Envirodyne, believes that it is important for the Board of Directors of Envirodyne to carefully exercise their fiduciary duty to obtain the highest price possible for Envirodyne.

WE BELIEVE THAT ENVIRODYNE SHOULD PUT ITSELF UP FOR SALE AND ENGAGE A MAJOR NATIONALLY RECOGNIZED INVESTMENT BANKING FIRM TO ASSIST IN MAXIMIZING SHAREHOLDER VALUE FOR ALL ENVIRODYNE SHAREHOLDERS. This would establish a level playing field for all potential bidders. Under these circumstances, Zapata would give serious consideration to making a higher offer for Envirodyne.

Zapata would also urge that Envirodyne, as part of any sales process, put the eventual proceeds from its recent $102 million patent infringement award into a separate liquidating trust so that all shareholders can benefit from this potentially significant asset in the future.

I know that you share with me the goal that all Envirodyne shareholders receive the maximum value for their stockholdings. I look forward to speaking with you soon.

Sincerely,

/s/ AVRAM A. GLAZER

Avram A. Glazer

cc:  Envirodyne Board of Directors

     Zapata Corporation Board of Directors

     Joseph L. von Rosenberg III
     Zapata Corporation